FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS

 In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr J Pauley,
Mr MD Fleischer, Mr TD McKeith, Mr JL Kruger, Mr TW Rowland,
Mr MMC Mutloane and Mr SM Govender Directors of major
subsidiaries of Gold Fields Limited have retained some or all and/or sold their shares (Performance Vesting Restricted Shares
(“PVRS”) which were awarded to them in terms of the Gold Fields
Limited 2005 Share Plan, as amended.

Details of the transaction are set out below:

J Pauley
Nature of transaction
On market sale of shares in terms of
the above scheme.
Transaction Date 14 March 2012
Number of Shares/Options
16 200
Class of Security Ordinary Shares
Market Price per Share R113.8076
Total Value R1,843,683.12
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest
Direct and Beneficial

MD Fleischer
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 14 March 2012
Number of Shares/Options 69 990
Class of Security Ordinary Shares
Market Price per Share R113,8076
Total Value R7,965,393.92
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest
Direct and Beneficial

TD McKeith
Nature of transaction
On market sale of shares in terms of
the above scheme.
Transaction Date 14 March 2012
Number of Shares/Options
69 990
Class of Security Ordinary Shares
Market Price per Share
R113.8076
Total Value
R7,965,393.92
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

JL Kruger
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 14 March 2012
Number of Shares/Options
30 600
Class of Security Ordinary Shares
Market Price per Share R113.8076
Total Value R3,482,512.56
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest
Direct and Beneficial

TW Rowland
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date
14 March 2012
Number of Shares/Options
40 170
Class of Security Ordinary Shares
Market Price per Share
R113.8076
Total Value R4,571,651.29
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

MMC Mutloane
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date
14 March 2012
Number of Shares/Options 14 790
Class of Security
Ordinary Shares
Market Price per Share R113.8076
Total Value
R1,683,214.40
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

SM Govender
Nature of transaction
On market sale of shares in terms of
the above scheme.
Transaction Date 14 March 2012
Number of Shares/Options
12 798
Class of Security
Ordinary Shares
Market Price per Share R113.8076
Total Value
R1,456,509.66
Vesting Period
The award vests on the third
anniversary following grant date
SM Govender
Nature of transaction
Off market acquisition of shares in
terms of the above scheme.
Transaction Date
14 March 2012
Number of Shares/Options 18 042
Class of Security Ordinary Shares
Market Price per Share R113.8076
Total Value R2,053.316.72
Vesting Period
The award vests on the third
anniversary following grant date

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

16 March 2012
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 March 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
             Relations and Corporate Affairs